Capmark Financial Group Inc.

411 Borel Avenue, Suite 320

San Mateo, California 94402

July 10, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:           Capmark Financial Group Inc.
Registration Statement on Form S-1
File No.:  333-149970

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Capmark Financial Group Inc. (the “Company”) and the guarantor co-registrants (the “Guarantor Registrants”) be accelerated so that the Registration Statement may become effective at 5:00 p.m. EDT on July 14, 2008, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Act.

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPMARK FINANCIAL GROUP INC.

By:	/s/ Paul W. Kopsky, Jr.
Name:	Paul W. Kopsky, Jr.
Title:	Executive Vice President and Enterprise Controller